UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Venture Lending & Leasing III, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

NONE

(CUSIP Number)

May 19, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. NONE

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pension Plan of Constellation Energy Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,527 (See Item 4).

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,527 (See Item 4).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,527 (See Item 4).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5% (See Item 4).

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Venture Lending & Leasing III, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2010 North First Street, Suite 310, San Jose, California 95131

Item 2.
	(a)	Name of Person Filing Pension Plan of Constellation Energy Group, Inc.
	(b)	Address of Principal Business Office or, if none, Residence c/o Constellation Investments, Inc., 750 East Pratt Street, 16th Floor, Baltimore, Maryland 21202
	(c)	Citizenship Maryland
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share.
	(e)	CUSIP Number None.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of the filing date of this Schedule 13G, the reporting person beneficially owns a 5.5% membership interest in Venture Lending & Leasing III, LLC (the “Company”), which holds all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock).  The members of the Company have pass through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the reporting person may be deemed to beneficially own 5,527 shares (or 5.5%) of the outstanding shares of Common Stock of the Issuer.

(b) Percent of class: As a result of its membership interest in the Company, the reporting person may be deemed to beneficially own 5.5% of the outstanding shares of Common Stock of the Issuer.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,527 shares of Common Stock (see (a) and (b) above).
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 5,527 shares of Common Stock (see (a) and (b) above).
(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Venture Lending & Leasing III, Inc. and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

PENSION PLAN OF CONSTELLATION ENERGY GROUP, INC.

	By:	/s/ Susan M. Fenimore
Susan M. Fenimore
Authorized Representative